Exhibit 99.1

Israeli Biotech Clearmind Medicine Announces Positive Pre-Clinical Results Treating Major Depression With a Novel Ketamine-Based Compound

Tel Aviv, Israel / Vancouver, Canada, Jan. 31, 2023 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (NASDAQ: CMND) (CSE: CMND), (FSE: CWY) (“Clearmind” or “the Company”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced that as part of its ongoing collaboration with the Bar-Ilan University, Israel and Professor Gal Yadid, from the Gonda Multidisciplinary Brain Research Center, a new pre-clinical trial (the “trial”) resulted in positive outcomes in relation to treating Major Depressive Disorder (“MDD”).

The trial evaluated 2-Fluorodeschloroketamine’s (“2-FDCK”), an innovative analogue of Ketamine, of which the Company has a pending patent with the United States Patent and Trademark Office, for its use in treating depression including treatment resistant depression.

The purpose of this trial was to determine 2-FDCK’s effect on the motivational state of rodents as a treatment for depressive behavior and to test 2-FDCK as a potential novel long-term pharmacological psychoactive treatment for MDD. In the trial, the Flinders Sensitive Line (“FSL”) rat, an animal model of depression, were treated either by Ketamine or 2-FDCK for 14 consecutive days.

The results indicated high potential safely treating both acute and chronic depression, compared to Ketamine that is used today for treating depression. The results suggest that there is a superior effect of 2-FDCK vs. Ketamine on the depressive-like behavior of the FSL animal model: Both Ketamine and 2-FDCK affected depressive-like symptoms. However, the effect was longer lasting when using a chronic treatment paradigm, only for 2-FDCK.

“One of our goals of working closely with leading researchers around the world, is to investigate our proprietary compounds for new revolutionary treatments for addictions and mental health disorders. Our strong IP portfolio, includes numerous innovative compounds in the field of psychedelic-derived therapeutics,” said Clearmind’s CEO Dr. Adi Zuloff-Shani. “We are very encouraged by these preclinical data as we believe this could make a tremendous difference to patients suffering with treatment-resistant depression, who have limited options available to them.”

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The company’s intellectual portfolio currently consists of seven patent families. The company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY”.

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations

invest@clearmindmedicine.com

Telephone: (604) 260-1566

General Inquiries

Info@Clearmindmedicine.com

www.Clearmindmedicine.com

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the results of preclinical trials, conducting future trials, the results of future projects, the submission of patent applications and that psychedelic based treatments hold potential to address and provide dedicated solutions for various mental health conditions. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus (registration No. 333-265900) filed with the SEC on November 16, 2022. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.